Exhibit 99.1

Gaming Icon Tyler “Ninja” Blevins Announces Live NYE Special

Sponsored by Domino’s Pizza

“Ninja’s NYE” to Feature TimTheTattman, SypherPK, DrLupo, BasicallyIDoWrk, and LEGIQN

Multicast Event Slated to Receive High Viewership Ratings as

Premier Cultural Event for GenZ Audience

Photo Download: LINK

Visit: ninjanye.com

Frisco, TX, December 19 – Global gaming superstar Tyler “Ninja” Blevins announces “Ninja’s NYE,” a unique alternative live entertainment option geared toward gaming and digitally native audiences for New Year’s Eve, to be multicast on Ninja’s various platforms (Twitch, YouTube, TikTok) and sponsored by Domino’s Pizza, with others to be announced. The star-studded event will feature special guests TimTheTattman, SypherPK, DrLupo, BasicallyIDoWrk, and LEGIQN, with more to be revealed.

Ninja will take audiences on a wild ride leading up to the big countdown, teaming up with his creator friends and their communities for an engaging night of fun and surprises that includes a Fortnite tournament, games like pong, marbles, and more. Fans can look forward to giveaways and prizes, including $100 Domino’s gift cards, gaming equipment, and Ninja merchandise.

“I’m incredibly hyped to bring my NYE party to your house,” says Ninja. “I’m super excited to ring in the New Year alongside my best friends in the community. We have had such an incredible year at Team Ninja that this is the perfect way to bring in 2024. Looking forward to seeing all of my fans and making it a one-of-a-kind experience for everyone tuning in. “

“We are thrilled to be a part of Ninja’s NYE party, especially as we kick off one of our busiest pizza days of the year,” said Kate Trumbull, Domino’s Chief Brand Officer. “We know that Ninja has an engaged community of gamers and fans around the world. What better way to ring in the New Year than with giveaways and special discounts on great pizzas for this exciting live event!”

Since receiving worldwide fame as a legend of YouTube, Ninja is finding great engagement success in 2023 multicasting through various streaming services, including Twitch, YouTube and TikTok. As one of the most-watched talents on Twitch, the event promises to access a key market for digitally native audiences. Twitch ranks as the number one watched livestream service, “attracting 52.5% of the gaming and esports audiences this quarter,” according to Stream Hatchet, a streaming analytics and business intelligence platform and wholly-owned subsidiary of GameSquare. In total, livestream viewership data remains at staggering numbers ever since the Covid-19 pandemic started in early 2020. During the 2023 third quarter, livestreaming saw over 7.6 billion hours watched. See the full StreamHatchet third quarter report here.

“As today’s youth generation begins to dominate the consumer group, it’s important for us to pay attention to where they’re devoting their attention over the holidays,” says Justin Kenna, CEO of GameSquare. “The mediums of entertainment are constantly evolving, and just like any other major holiday event, the traditions of NYE will shift. ‘Ninja’s NYE’ marks a move that will shape the future of this evolution.”

Tapping into this new lane of entertainment, “Ninja’s NYE” is taking the digital world into the new year; a Dick Clark production for the modern digital age. Throughout his career, Ninja has made a name for himself as a trendsetter. As Chief Innovation Officer of GameSquare, GameSquare Holdings, Inc. (“GameSquare”, or the “Company”) (NASDAQ:GAME) (TSXV:GAME), he recently brought Wall Street to Gen Z by hosting its third quarter 2023 earnings call on Twitch, as the first-ever public company earnings livestream. In his position as CIO, he also leads Ninja Labs, GameSquare’s innovation initiative and incubator program that develops IP and new venture opportunities that push the gaming landscape forward while connecting with GameSquare’s vast and varietal network of creators, influencers and gamers. Through Ninja Labs, the team has developed a breadth of inclusive and fun community-driven activities.

Recently, Ninja was named to Forbes’ second annual Top Creator list, and launched his first-ever podcast in September, taking on an entirely new role as host in an entirely new medium. The twice-weekly “AFK w/ Ninja” is available every Tuesday and Thursday on Apple, Spotify and all major podcast platforms. A special live episode will be recorded during “Ninja’s NYE.”

A captivating collision of past and future “Ninja’s NYE” taps into the dynamism of live-streamed content, juxtaposing tradition, while creating a new one.

Audiences can tune in to “Ninja’s NYE” at 6:00 PM Central Time on December 31st via their favorite streaming services amongst Twitch, YouTube, and TikTok. For more information visit: http://ninjanye.com/.

Tyler Blevins is repped by CAA and Loeb & Loeb, LLP.

About GameSquare Holdings, Inc.

GameSquare Holdings, Inc. (NASDAQ:GAME | TSXV:GAME) is a vertically integrated, digital media, entertainment and technology company that connects global brands with gaming and youth culture audiences. GameSquare’s end-to-end platform includes GCN, a digital media company focused on gaming and esports audiences, Cut+Sew (Zoned), a gaming and lifestyle marketing agency, USA, Code Red Esports Ltd., a UK based esports talent agency, Complexity Gaming, a leading esports organization, Fourth Frame Studios, a creative production studio, Mission Supply, a merchandise and consumer products business, Frankly Media, programmatic advertising, Stream Hatchet, live streaming analytics, and Sideqik a social influencer marketing platform. www.gamesquare.com

About Tyler “Ninja” Blevins:

Tyler “Ninja” Blevins is one of the most recognizable gaming and entertainment personalities in the world. With more than 74 million fans worldwide on major digital networks, Tyler “Ninja” Blevins became a pop culture phenomenon in 2018, after he streamed on Twitch playing Fortnite alongside rappers Drake, Travis Scott, and Pittsburgh Steelers wide receiver Juju Smith-Schuster. Since then, he’s gone on to become the first streamer to get an exclusive skin in both Fortnite and Raid: Shadow Legends as a playable champion, and was the first professional gamer to be featured on the cover of ESPN The Magazine.

He can be seen in a cameo in Free Guy, starring Ryan Reynolds. He has also had roles in Hotel Transylvania: Transformania and Fox’s “Duncanville”. He is the author of two graphic novels. Following the success of Ninja: The Most Dangerous Game (released in December 2019), Ten Speed Press published the sequel, Ninja: War for the Dominions (May 2021). A noted philanthropist who has been active in his hometown community of Detroit as well as his new home in Chicago, he was named one of TIME Magazine’s 100 Most Influential People of 2019, and recently sponsored the Ninja Esports Lounge at the Matilda R. Wilson Boys & Girls Clubs location in Auburn Hills, Michigan.

About Domino’s Pizza:

Founded in 1960, Domino’s Pizza is the largest pizza company in the world, with a significant business in both delivery and carryout pizza. It ranks among the world’s top public restaurant brands with a global enterprise of more than 20,000 stores in over 90 markets. Domino’s had global retail sales of over $17.5 billion in 2022, with over $8.7 billion in the U.S. and nearly $8.8 billion internationally. In the third quarter of 2023, Domino’s had global retail sales of over $4.2 billion, with nearly $2.1 billion in the U.S. and over $2.1 billion internationally. Its system is comprised of independent franchise owners who accounted for 99% of Domino’s stores as of the end of the third quarter of 2023. Emphasis on technology innovation helped Domino’s achieve approximately two-thirds of all global retail sales in 2022 from digital channels. In the U.S., Domino’s generated more than 80% of U.S. retail sales in 2022 via digital channels and has developed several innovative ordering platforms, including those for Apple CarPlay, Amazon Alexa, text-to-order and more. In 2023, Domino’s launched Pinpoint Delivery, a new technology that allows customers to receive a delivery nearly anywhere, including places like parks, baseball fields and beaches.

For media inquiries, please contact:

GameSquare / Ninja

The Untold

Chelsey Northern, Cory Councill

pr@gamesquare.com

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